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VIA EDGAR

August 3, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:    Mr. Larry Spirgel
    Assistant Director

Re:    Knowles Corporation
    SEC Comment Letter dated June 15, 2016
    SEC File No. 1-36102

Dear Mr. Spirgel:

On July 28, 2016, I participated in a conference call with a few members of your staff (Sharon Virga, Ivette Leon and Carlos Pacho). Knowles Corporation (the “Company”) is submitting the following additional information as a result of a request made to us during that conference call. The discussion below is provided to offer greater clarity of our reporting unit determination for our Mobile Consumer Electronics (“MCE”) reportable segment.

MCE is a single operating segment that had historically contained two inter-related product lines: microphones and speakers/receivers. We refer to the combination of these product lines as Performance Audio (“PA”). Subsequent to our acquisition of Audience, Inc. in July 2015, we created a third product line called Intelligent Audio (”IA”), which includes voice processors and smart microphones. We consider each of our three product lines to be components, as defined by ASC 350-20-35-34, of the MCE operating segment because each product line is considered a business for which discrete financial information is available and regularly reviewed by MCE management.

In accordance with ASC 350-20-55-6 to 8, we aggregate the three components into a single reporting unit due to their economic similarity. As noted in ASC 350-20-55-6, evaluating whether components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative. In making this assessment, we considered the following factors:

•	The nature of the products
MCE products are used in a variety of consumer applications, such as handsets, laptops and tablets. In most instances, the PA products and IA offerings are used in the same consumer product. Similarly, microphones and speakers/receivers products are clearly inter-related products within the acoustic system of a handset (the largest customer application utilizing our products). They also have similar life cycles, such that continued refinements in design and functionality of the end devices (e.g. handset, etc.), require updated design and functionality of our related acoustic components. MCE products also operate together as an acoustic system within the consumer products (for instance, to conduct a phone call or to interact with a device verbally).

•	The nature of the production processes
The products are manufactured via highly automated processes and are subject to extremely tight tolerances. Manufacturing processes are managed jointly, as are functions including purchasing, customer service and logistics. MCE operations are managed by one leadership team, including a senior vice president of operations overseeing a dedicated operational team supporting manufacturing plants, customer service, purchasing, quality and logistics/distribution.

United States Securities and Exchange Commission
Division of Corporation Finance
August 3, 2016

•	The type or class of customer for the products
All of MCE’s products have the same customer base. MCE designs and manufactures innovative acoustic products used in several applications that serve the handset, tablet and other consumer electronic markets. We primarily sell our products directly to original equipment manufacturers and to their contract manufacturers and suppliers. Furthermore, the largest individual customer for the microphones and speakers/receivers product lines was the same customer.

•	The methods used to distribute the products
There is one go-to-market approach for MCE and only one sales force. All of MCE’s products are cross-marketed together and sales are led by one vice president for MCE, as PA and IA have the same customer base. Furthermore, IA is effectively dependent and interlocked with PA; IA would not be part of our product offerings without the presence of PA. IA expands our ability to deliver intelligent audio solutions, including smart microphones and other applications. We have also utilized a common distribution facility and processes for each component.

•	Similar financial performance
Each component, or product line, is subject to the same economic environment and consumer electronics market dynamics. The economic factors impacting growth rates, pricing, features/performance/specifications are similar for each of the components. Also, the selling prices of our products represent small percentages of the total cost of the consumer products in which they ultimately reside.

•	The extent to which the component businesses share assets and other resources
Knowles had previously integrated the microphone and speaker/receiver operations and more recently integrated the acquired IA business within the MCE segment. Integration activities included migrating onto Knowles’ Oracle platform for consistent management and reporting, implementing a “one face/one message to customer” sales strategy and aligning functional/operational lines of reporting. Furthermore, as noted above, manufacturing management and distribution activities have been integrated.

•	Whether the components support and benefit from common research and development projects
The products result from shared research and development activities either within our Company or at our customers to meet consumer demands or create new features.

Collectively, these considerations demonstrate economic similarity of each of the components of MCE. Accordingly, we believe the aggregation of MCE’s components into a single reporting unit is appropriate. In analyzing goodwill for recoverability, our analyses have been consistently performed for MCE as a single reporting unit.

As requested by your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporation Finance
August 3, 2016

If you have questions following your review of the information provided by this response or require any additional information, please contact me at (630) 250-5100.

Very truly yours,

KNOWLES CORPORATION

By:	/s/ JOHN S. ANDERSON
Name:	John S. Anderson
Title:	Senior Vice President and Chief Financial Officer

cc:	Jeffrey S. Niew, President and Chief Executive Officer
Thomas Jackson, Senior Vice President, General Counsel & Secretary